October 3, 2017

VIA ELECTRONIC TRANSMISSION Attn: Filing Desk U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Mutual Funds and Variable Insurance Trust, File Nos. 033-11905 and 811-05010

Dear Sir/Madam:

On behalf of Mutual Fund and Variable Insurance Trust (the “Trust”), a registered investment company, we submit Post-Effective Amendment No. 158 to the Trust’s Registration Statement (the “Amendment”). The main purpose of the filing is to make changes to the principal investment strategies and related risks of the Rational Real Strategies Fund, a series of the Trust, and change the name of the Fund to the Rational Hedged Return Fund.

If you have any questions, please contact Tonya Goins at (404) 541-2954 or Emily Little at (614) 469-3264.

Sincerely,

/s/ Emily M. Little

Emily M. Little